Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285


                                             OFFICE OF THE GENERAL COUNSEL


                                                          August 9, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

       Attn:  Document Control--EDGAR

       Re:  SCHEDULE 13G AMENDMENT NO. 1


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is an Amendment No. 1 to a Schedule 13G relating to the Reporting Person's ownership of 6.875% Series Cumulative Preferred Stock of Montana Power Co.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


                                                       Very truly yours,

                                                      /s/ Karen C. Manson
                                                      -----------------
                                                      Karen C. Manson
                                                      Vice President
                                                      Secretary

Enclosure

cc:   Montana Power Co.
      National Association of Securities Dealers, Inc.